Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of Company

North American Palladium Ltd. (the “Company”)
2116 - 130 Adelaide Street West
Toronto, Ontario M5H 3P5

Item 2 -	Date of Material Change

April 28, 2010.

Item 3 -	News Release

A press release with respect to the material change referred to in this report was issued by the Company on April 28, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 -	Summary of Material Change

The Company announced that it closed its previously announced “bought deal” prospectus offering of 20,000,000 units (the “Units”) of the Company at a price of C$5.00 per Unit, for total gross proceeds of C$100,000,000.

Item 5 -	Full Description of Material Change

On April 28, 2010, the Company announced that it closed its previously announced “bought deal” prospectus offering of 20,000,000 Units at a price of C$5.00 per Unit, for total gross proceeds of C$100,000,000. Each Unit is comprised of one common share and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder thereof to purchase an additional common share of the Company at a price of C$6.50 per common share, subject to adjustment or early termination, at any time prior to October 28, 2011.  Cormark Securities Inc. and Haywood Securities Inc. co-led the underwriting syndicate, which included Thomas Weisel Partners Canada Inc., Octagon Capital Corporation, Dundee Securities Corporation, GMP Securities L.P., Knight Capital Markets LLC and Macquarie Capital Markets Canada Ltd.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 -	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 -	Executive Officer

The following senior officer of the Company is knowledgeable about the material change:

Trent Mell
Vice President, Corporate Development, General Counsel & Corporate Secretary
(416) 360-7971 Ext. 225

Item 9 -	Date of Report

May 5, 2010.